Blanket Mine Commences Production and Export of Gold

Toronto, Ontario – 6 May, 2009:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) announces the production and export of approximately 766 ounces of fine gold from the Blanket Gold Mine (“Blanket”) in Zimbabwe, following resumption of production in early April 2009.

As advised in the press release dated April 3, 2009, Blanket received the necessary licenses from the Ministry of Finance and the Reserve Bank of Zimbabwe which, under the new Monetary Policy in Zimbabwe, entitle Blanket to export and market its gold bullion to a refiner of its choice at world prices.

Mining activities resumed on April 7, 2009 and milling commenced a day later, after Blanket secured working capital facilities and took delivery of the necessary consumables and spares.  In the month of April 2009 Blanket produced and delivered to Rand Refineries in South Africa approximately 766 ounces of fine gold.  The full sale proceeds are credited to Blanket’s Foreign Currency Account with a Zimbabwean commercial bank.

Blanket is targeting a planned annualized gold production rate of 24,000 ounces per annum by the end of the third quarter 2009.  However, Blanket’s ability to reach this level will depend on, amongst other factors, an un-interrupted supply of electricity. In the period since the resumption of operations, electricity supply has been erratic with repeated un-notified interruptions which have adversely impacted production.  The commencement of the remaining work required to complete the No 4 Shaft Expansion Project and increase gold production capacity to 40,000 ounces per annum depends on the availability of further debt facilities and internally-generated cash flows.  Caledonia continues discussions with several financial institutions regarding the raising of additional debt.

Commenting on today’s announcement Stefan Hayden, President and Chief Executive Officer of Caledonia, said:  “The re-commencement of production, export and sale of gold at Blanket are very positive developments for Blanket and Caledonia.  Blanket’s ability to resume production so rapidly vindicates the strategic decision made in October 2008 to continue to pay and feed our employees and thus retain our skill level at the mine.  Provided a stable operating and monetary environment is maintained in Zimbabwe, it is hoped that commercial lending activities can resume which will allow Blanket to realise its next operating goal of becoming a 40,000 ounce per annum gold producer in 2010.”

Shareholders will be updated on Blanket’s further gold deliveries in the quarterly reports.

For more information, please contact:

Mark Learmonth

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com